SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Investor Relations Departament
ri@telepart.com.br
Phone: 55 31 9933-3535

     TELE NORTE CELULAR PARTICIPAÇÕES S.A.
ANNOUNCES CHANGE IN SENIOR MANAGEMENT

Belo Horizonte, Brazil, September 27, 2007 - Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common Shares) / TNCP4 (Preferred Shares); NYSE: TCN), the holding company of Amazônia Celular S.A., a wireless telecommunication service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima, announced the replacement of Mr. Oscar Thompson, in his capacity as CEO, CFO and Head of Investor Relations of the Company, effective as of today. In a meeting held today, the Board of Directors appointed the CEO of Amazônia Celular S.A., Mr. André Machado Mastrobuono, to assume Mr. Thompson's role in the Company.

This press release contains forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Companies’ management. The words “anticipates”, “wishes”, “expects”, “estimates”, “intends”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements. Although the Companies believe that expectations and assumptions reflected in the forward-looking statements are reasonable, based on information currently available to the Companies’ management, Telemig Celular cannot guarantee future results or events. Forward-looking statements included in this press release speak only as of the date on which they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.